Our Code of Business Conduct Because it matters.

At CAE, our short- and long-term success depends, Our Code in large part, on how each of us behaves. of Business Because it matters, we support each other in being: • Fair, trustworthy and respectful Conduct • Law-abiding, accountable and transparent • A champion of integrity and of this Code of Business Conduct Because • Courageous in promptly reporting violations it matters.

Table of contents Our Code of Business Conduct - Because it matters / Table of contents Table of contents Message from our CEO 4 Ensuring a safe workplace 19 Occupational health and safety 20 Our vision 5 Taking care of the environment 21 Our values 6 Helping keep the skies safe 23 About our Code of Business Conduct 7 Who’s in charge of ethics at CAE? 8 Working with governments 25 When faced with an ethical issue 9 Government contracts 26 Government inquiries 26 Reporting a breach: It’s our duty 10 Classified government information 26 Playing fair 11 Protecting our intellectual property 27 Bribes and other improper payments 12 Protecting our intellectual property 28 Business courtesies 12 Respecting confidentiality and privacy 29 Conflicts of interest 13 Unfair competition 13 Political donations 14 Using CAE property responsibly 31 Respecting each other 15 Computer systems 32 Equal opportunity 16 Internet, intranet and email 32 Harassment 16 Sexual harassment 16 Complying with import/export controls 34 Communicating with external stakeholders 17 Keeping contracts and records in order 34 Getting help interpreting the Code 35 3

Our Code of Business Conduct - Because it matters / Message from our CEO Message from our CEO If you’re like me, you want to feel proud to tell people you work at CAE. Part of what fuels this pride is knowing that our words, decisions and actions are beyond reproach. This means holding ourselves and each other accountable to the highest standards of integrity, honesty and ethics. It also means having the wisdom and courage to do the right thing. Our world may be increasingly complex, but the values and principles we uphold at CAE are straightforward and timeless. Old-fashioned principles like treating others as you would want to be treated. Abiding by the law. Competing fairly. And behaving honourably. What we do, and how we do it, matters. It’s at the heart of our reputation. An unethical means never justifies the end, no matter how advantageous the end goal may appear to be for you or CAE. So please read this Code but don’t stop there. Make sure you live it too! And when something doesn’t quite feel right and you’re still not sure what to do, don’t agonize over it alone. Reach out. Talk to someone. And know that there’ll be no punitive consequences for speaking up. Remember, we are One CAE and, together, we are stronger. Let’s support each other in always adhering to our value of integrity and standing up for what’s right. Because it matters. Marc Parent President and Chief Executive Officer 4

Our Code of Business Conduct - Because it matters / Our vision Our vision Every day around the world, we work toward achieving CAE's vision. Adhering to our Code of Business Conduct reinforces both our reputation and our ability to achieve this vision. Our vision is to be the recognized global training partner of choice to enhance safety, efficiency and readiness. 5

Our Code of Business Conduct - Because it matters / Our values Our values Our five values are the essence of our identity. They bring our vision to life and define what we strive for. They guide our decisions and drive our culture’s evolution. A strong and healthy culture motivates employees and reassures stakeholders including our communities and investors. One CAE We’re proud to work as one passionate, boundaryless and inclusive team. Empowerment Innovation We give employees the freedom to succeed For us, innovation is not a department; it’s a by enabling them to deliver, take initiative state of mind. and make decisions. Excellence Integrity We aim to be the very best at every level of We believe in clear, truthful communication. everything we do. 6

Our Code of Business Conduct - Because it matters / About our Code of Business Conduct About our Code of Business Conduct Because it matters, we help each other work and live honourably by being role models of ethical decisions and behaviour. Our success rises or falls with our ability to consistently meet the highest standards of ethical behaviour. That’s why integrity is among our corporate values. Acting with integrity, honesty and respect are musts if, as employees, we want to thrive both personally and professionally. This Code of Business Conduct lays out the behaviour we accept and expect from the Board of Directors and all employees of CAE Inc. and our wholly-owned and controlled subsidiaries. This includes any individuals seconded to joint-venture companies as well as all agents, representatives, contractors and consultants working on our behalf. That’s why it’s important to select suppliers and partners who share our values. Our Code complements, but doesn’t override, our existing policies and standard practices as well as all laws governing our business activities. It spells out what to do when diverse situations arise that could put our own individual and/or CAE’s ethics and integrity at risk. 7

Our Code of Business Conduct - Because it matters / Who’s in charge of ethics at CAE Who’s in charge of ethics at CAE? We all are. While our Compliance and Human Resources teams manage the Code, each of us is responsible for adhering to it and making sure others do as well. It’s also our duty to speak up when we believe a breach has occurred or is about to occur. Our behaviour strongly influences the way other people act. So if one person does the right thing, others usually follow suit. Employees also take cues from management. That’s why we expect all our executives and managers to be role models of impeccable ethics and integrity. “ When it comes to ethical behaviour, silence is never golden. I urge every employee to speak up when something doesn’t feel right. If we all do this, we’ll be able to continue attracting the best talent, offering industry-leading products and services and earning everyone’s trust. ” Marc Parent President and Chief Executive Officer 8

Our Code of Business Conduct - Because it matters / When faced with an ethical issue When faced with an ethical issue We ask ourselves four simple questions when facing an ethical grey zone: Does this decision Would this decision Would I want this Am I ready to comply with our appear ethical to decision becoming stand behind this Code? any stakeholder public knowledge? decision? inside or outside CAE? Yes Not sure No Proceed Ask for guidance Stop If the answer is “yes” If the answer is “I’m not sure” If the answer is “no” to to all four questions, to any of the questions, then any of the questions, then it’s more than we immediately ask our then we stop right likely safe to proceed. manager or supervisor, or there as we and/or someone in the Compliance, CAE could face serious Human Resources or Legal consequences. department for guidance. 9

Our Code of Business Conduct - Because it matters / Reporting a breach: It’s our duty Reporting a breach: It’s our duty At CAE, we have the courage to speak up. If we truly believe that a violation of the Code has occurred or is about to occur, we have After filing a report on EthicsPoint, we need to wait up to six business days an obligation to disclose it, knowing that our confidentiality will be protected. before returning to the system to see if there are any follow-up questions or requests. We can report a breach by: Our Compliance and Human Resources departments receive the information and treat it seriously, fairly and in strict confidentiality. They also take prompt action based on what they learn. Significant allegations are cascaded up to the CEO and the Board of Directors’ Governance Committee. Telling our manager or supervisor Any supervisor who directly or indirectly intimidates or punishes an employee who reports a potential breach of the Code in good faith, is subject to disciplinary action up to and including dismissal. To learn more, see “Internal Reporting/Whistleblowing” in our Corporate Policies and Procedures. Making an anonymous report on the EthicsPoint system at www.ethicspoint.com or calling the EthicsPoint toll-free hotline at 1-866-294-9551 “ We won’t tolerate any punitive action against Contacting someone in the Compliance, Human anyone who, in good faith, asks a question or Resources or Legal department submits an allegation of non-compliance with our Code of Business Conduct. ” Mark Hounsell General Counsel, Chief Compliance Officer and Secretary 10

Playing fair We know that playing fair is the only way to feel truly proud of our achievements.

Our Code of Business Conduct - Because it matters / Playing fair We abide by all anti-corruption and anti-bribery laws everywhere we operate. This is non-negotiable. Offering or receiving Bribes and other any kind of bribe may improper payments cost us our job, a large fine and even jail time. Whether it involves a customer, supplier or anyone else, includingAt CAE, another employees CAE employee, may we neveraccept offer the or take any kindoccasional of improper inexpensive payment to getmeal or keep from business or insuppliers. exchange forBefore favourable accepting, treatment. think This about includes directwhether or indirect or notpayments agreeing to a to relative, the meal government will May I accept a official,affect agent, or giveconsultant, the appearance business partner of affecting or employee business meal from a of anotheryour impartiality. company. If you’re in the midst of supplier? a negotiation with the supplier, politely Evendecline in countries the invitation.where bribes, If you’rekickbacks, not facilitation sure paymentswhat orto commissionsdo, speak with are youran accepted manager. way of doing business, we refuse to play this game. This means we only work with foreign representatives who are known for their integrity and we immediately report any sign of commercial corruption or bribery. We contact the Business courtesies Compliance team if We always use sound judgement and the utmost we’re not sure whether caution when giving or receiving business courtesies. a gift or entertainment We only use gifts, meals, entertainment, travel and could be construed as lodgingPolitely to build explain relationships our policy and and goodwill; then nevergive to influence decisions or gain an unfair advantage. a bribe in a particular the gift back to the customer. If returning a gift has the potential of harming our We ensure that any courtesy-related expense is country. business relationship with a customer, reasonable and transparent. A lavish gift or hospitality your supervisor can approve keeping the could easily be interpreted as giving or taking a bribe. gift, which can then be shared with co- We also make sure that we understand the local laws workers, used for employee recognition or and customs, which can be even stricter than in our I received a gift from donated to a charity. native country. a customer that I know I can’t accept. What should I do? 12

Our Code of Business Conduct - Because it matters / Playing fair We speak with our Conflicts of interest supervisor if we think Conflicts of interest can occur any time our financial we might have a interests or personal relationships influence the conflict of interest at decisions we make on the job. Examples include work. workingNever with ask family a former members employee or having of one a of significant our investmentcompetitors in a CAE to supplier, share customerinformation, or competitor’s such business.as trade It’s crucial secrets to avoid and othereven the confidential appearance of a conflictinformation, between thatour personal the person interests is andlegally those of CAE.bound That’s why not we to promptly reveal. discussAlways a speakpotential with conflict We just hired an of interestour Legal with department our supervisor before and, together,asking the find a employee who very solutionemployee that resolves any thequestions situation. about his/her recently worked for a former employer’s business. CAE competitor. May I ask the employee for information about our competitor? It’s against the law to Unfair competition fix prices or allocate We comply with all laws governing competition customers or sales everywhere we operate. This means we avoid all territories with our agreements with competitors on prices, terms of sale, competitors. bid rigging and boycotts. We also never discuss sensitive or proprietary information with them regarding our prices, profits, terms of sale, costs, production capacity, strategies,Say something procurement general or goods and high and levelservices such to be producedas “things or sold. are going well.” Keep in mind I ran into an old that simply having a conversation with a college friend at We ensurecompetitor that our can dealings appear with to be customers, improper. suppliers a trade show who and competitors are fair, honest and transparent. We works for one of never coerce or strong-arm anyone into doing anything. our competitors. We also respect our customers and suppliers’ freedom She asked me how to conduct business as they see fit. business was going. What should I do? We always make sure that we understand the local competition laws before doing anything that might restrict or hamper fair competition. To learn more about improper payments, courtesies, conflicts of interest and unfair competition, see " Anti-Corruption " in our Corporate Policies and Procedures. 13

Our Code of Business Conduct - Because it matters / Playing fair Trading on or 'tipping' Insider trading inside information to We never use or disclose inside (non-public) information others may cost us our for personal gain or to benefit another person or job, a large fine and company. Passing on inside information, or trading in even jail time. or recommending the purchase or sale of CAE or other company securities based on this information, is both illegal and in violation of our policy. Examples of material inside information include My family and friends potential acquisitions or divestments, internal financial often ask me about information, major product developments, winning or CAE and whether they losingActing a significant on or sharingcontract, insideor any important information financing should buy stock. I transactionor ‘tips’ related is strictly to CAE, prohibited its suppliers whether and customers. or usually tell them what not this non-public information results I know about our We waitin someone for full public buying disclosure or selling of this stock information or business and suggest beforebenefitting sharing it. Information from it is in considered any way. public Inwhen such they buy stock. Is this it hassituations, been officially both of you and run broadly the risk disseminatedof being and okay? investorsliable have for violatinghad sufficient securities time (usuallylaws. two business days) to evaluate it. To learn more, see “Insider Trading” in our Corporate Policies and Procedures. Political donations None of our companies makes donations to political parties, politicians or political candidates, unless approved by Public Affairs and Global Communications and compliant with applicable legislation. As employees, we’re free to pursue political affiliations and activities as long as we do so on our own time and refrain from using company assets for such activities. To learn more, see “Charitable Donations and Sponsorships” and “Lobbying and Political Contributions” in our Corporate Policies and Procedures. 14

Respecting each other We know that everyone’s dignity and empowerment matter too.

Our Code of Business Conduct - Because it matters / Respecting each other Our beliefs, assumptions, words and actions impact our coworkers and, ultimately, shape our culture. Each of us has a role to play in making CAE a dignified and harassment-free place for all to work. That’s why we consistently treat each other with respect and vigorously oppose any form of discrimination or harassment. Did you know that… Equal opportunity CAE defines sexual harassment as any At CAE, our goal is to be an employer of choice. Through our employment policies and kind of physical contact, remarks, insults, practices, we seek to recruit, develop, reward and retain employees based on merit, jokes and comments of a sexual nature; ability and performance. Discrimination, intimidation or harassment based on any personal trait is not tolerated. Neither is any political coercion or bullying. unsolicited demands for sexual favours; or any intimidation, reprisal, unjust treatment, Harassment denial of promotion or dismissal resulting from a refusal to grant these favours. Empowerment is one of our core values. All forms of violence or harassment, whether physical, sexual or psychological, seek to disempower people and are not tolerated at CAE. We’re committed to ensuring that our employees, consultants, suppliers and customers feel safe, respected and valued. Sexual harassment Every allegation of sexual harassment is treated with seriousness, sensitivity and confidentiality. If we believe that we’re being sexually harassed at work, Human Resources can guide us on how to proceed. When necessary, CAE calls on the Legal department and outside lawyers to help investigate allegations of human rights violations including harassment of any kind. If the allegations are found to be true, the individuals involved face disciplinary action up to and including dismissal. To learn more, see “Human Rights” and “Harassment’ in our Corporate Policies and Procedures. 16

Communicating with external stakeholders

Our Code of Business Conduct - Because it matters / Communicating with external stakeholders Because it’s so easily tarnished, a company’s public image needs to be carefully preserved. That’s why, unless it’s part of our job, we need permission from Public Affairs and Global Communications before making public statements or speaking to the media on behalf of CAE. And if we’re presenting views that don’t reflect CAE’s position, we need to explain that we’re expressing a personal opinion. To learn more, see “Disclosure” and “Employee Communications and Social Media” in our Corporate Policies and Procedures. 18

Ensuring a safe workplace We keep each other safe.

Our Code of Business Conduct - Because it matters / Ensuring a safe workplace People need to be safe to contribute to their full potential. At CAE, ensuring the safety of everyone who steps onto any of our premises is a top priority. We don’t work under the influence of alcohol or controlled drugs, or bring these substances into the workplace or onto customer sites. The same goes for firearms. And if we smoke cigarettes or vaporizers and municipal laws prohibit smoking at work and in public places, we smoke on our break outside the building. Occupational health and safety To sustain our success, excellence in health and safety is a must. Across CAE, we implement industry-leading health and safety practices and comply with all related regulations. We’re also committed to continuous improvement. As CAE employees, we : • Understand and adhere to all health and safety policies, procedures and practices including the use of personal protective equipment as required • Take responsibility for our own safety and that of our coworkers • Actively participate in all health and safety training activities • Identify and communicate workplace hazards and takes steps to address them To learn more, see “Global Health & Safety” in our Corporate Policies and Procedures. 20

Taking care of the environment We uphold CAE’s commitment to actively protecting the environment.

Our Code of Business Conduct - Because it matters / Taking care of the environment We comply with all environmental regulations and actively seek to minimize waste, emissions and hazardous materials. We help identify and implement pollution prevention practices to safeguard the communities where we do business as well as our own health and safety. To learn more, see “Environment” in our Corporate Policies and Procedures. 22

Helping keep the skies safe We work together to ensure the safety of the globe’s pilots, crews, passengers and airspace.

Our Code of Business Conduct - Because it matters / Helping keep the skies safe At CAE, we strive to achieve the highest levels of safety for all our stakeholders. We Through our hazard identification, risk assessment, safety reporting and incident do this by working together to ensure that we meet global regulations/standards and investigation processes, we help identify and resolve hazards, broadly share safety- client safety requirements. We continuously assess the safety performance of our related information in a timely manner, and continuously improve our policies, own activities. We also actively support our Just Culture initiative, which encourages procedures and Safety Management System. the open, honest and early reporting of safety issues by all stakeholders. 24

Working with governments We deal honestly and transparently with governments around the world.

Our Code of Business Conduct - Because it matters / Working with governments Government contracts We and/or CAE could be civilly or criminally liable if we deliver an intentionally false, incomplete or misleading proposal, quote or document to a government customer. That’s why, as a supplier or subcontractor, it’s important to follow all government contract and procurement rules and requirements. Government inquiries Sometimes a government official will make a request that goes beyond standard practices and procedures. When a government official requests an interview, seeks information or access to a file, or asks a non- routine question, we contact our supervisor who, in turn, consults with the Public Affairs and Global Communications or the Legal department. Classified government information If our security clearance gives us access to classified information, we make sure we comply with all applicable regulations and procedures when handling this information. We never access, accept or keep any classified information unless we have the appropriate clearance and need the information to do our job. Our Security Officer knows which documents are or should be restricted or classified. Government officials are: • Any officer or employee of a government or government department, agency or institution, including a government-owned or -controlled state enterprise • Any officer or employee of a public international organization Who are government officials? • Any person acting in an official capacity or as an agent for or on behalf of any government or public international organization, including any person who holds a legislative, administrative or judicial position • Members of political parties, party officials and candidates for public office 26

Protecting our intellectual property We treat intellectual property with the importance it deserves.

Our Code of Business Conduct - Because it matters / Protecting our intellectual property Protecting our intellectual property Like many of our customers and suppliers, we invest heavily to develop intellectual property (IP), including, among other things, patents, designs, copyrights, trademarks, trade secrets and know-how, whether registered or not. A company’s IP is an extremely valuable business asset and major competitive advantage. Negligent handling of this property can cause irreparable damage to a business’s competitiveness and stakeholder relationships and trust. When hired at CAE, we sign agreements specifying that anything we create within the scope of our work or related to the company’s business belongs to CAE. We diligently protect CAE’s IP by complying with the company’s IP Policy and guidelines, including those relating to branding and open source software, among others. We disclose CAE’s IP only to our coworkers with a need to know for their job, or when we have the proper agreements in place. We protect third-parties’ IP by respecting the terms of all agreements we have with them. We also agree not to misappropriate any third- party trade secrets. We report a breach of CAE’s IP-related policies and guidelines in the same way that we report any breach of this Code. We also promptly report a third-party’s unauthorized use of CAE’s IP to the Legal department. To learn more, see our Intellectual Property Policy. 28

Respecting confidentiality and privacy We respect and protect everyone’s right to privacy.

Our Code of Business Conduct - Because it matters / Respecting confidentiality and privacy We don’t use, reproduce or transmit confidential information to anyone without an explicit right to do so. We maintain this confidentiality even when we no longer work for CAE. While our internal Confidential information includes intellectual property and personal information, in any form, regarding CAE, email and voicemail its employees, customers, subcontractors, suppliers, are secure, we know business partners, competitors as well as potential that some countries’ acquisitions or divestments, in our possession or phone and email/ received from these parties. data systems are We carefully control access to this information when we routinely monitored work at or out of the office. We don’t discuss it in public places or with anyone other than colleagues who need for business-sensitive this information to do their jobs and in compliance with information. our agreements. We only transmit it via secured media and as authorized by agreements and CAE policies. We get permission from its owner before taking third-party confidential information off CAE premises and we follow CAE security requirements for disposing of it. We also immediately return all information in compliance with agreements or when we stop working at CAE for any reason. If we improperly use or We also only use legal and ethical means to gather personal information on employees, customers, disclose an employee’s suppliers, partners and competitors. We treat this personal information, information as confidential information. This means CAE could face fines only authorized employees, who need this information to do their job and as permitted by applicable law and and sanctions and we agreements, are allowed to see it. could face disciplinary measures including When we disclose this information to other employees or third parties without authorization, we risk dismissal. disciplinary sanctions up to and including the loss of our job. To learn more, see “Privacy” in our Corporate Policies and Procedures. 30

Using CAE property responsibly CAE’s property matters.

Our Code of Business Conduct - Because it matters / Using CAE property responsibly Each of us is responsible for safeguarding the CAE assets under our control from harm, loss, misuse or theft. These assets include money, physical and intellectual property, technology and all business- and customer-related information and data. With our supervisor’s permission, we can take CAE assets off the premises to do our work; however, we follow all security policies and procedures to ensure these assets’ safety. Computer systems When using CAE computer systems, we: • Only use authorized computer programs and software • Adhere to all vendor and third-party licensing, confidentiality and registration requirements • Comply with computer backup and virus protection requirements • Safeguard all access identifiers • Report system or security protection deficiencies • Maintain the confidentiality of CAE system and security protection processes and procedures We also keep all documents, information and contracts in the CAE network server to avoid losing documents and to facilitate access by authorized CAE colleagues. Internet, intranet and email What are some When at work, we use the internet, intranet and email primarily for business-related purposes. We may occasionally use the examples of social internet for non-business research or browsing as long as it’s on our own time and doesn’t affect our productivity or CAE’s media use that violate reputation. We never use our CAE email to create a personal social media account. We also comply with all CAE policies and our policies? Whether you’re using social media outside applicableof, at lawsor incovering connection intellectual with property, your work, privacy, human rights, defamation, pornography and unfair competition. never post photos, images, videos or audio We haveclips no of expectationour facilities; of privacy never whenuse our using logos, CAE’s information technology. We acknowledge that CAE owns and has the right to monitor,trademarks review, intercept,or copyrighted access, modify, materials delete or disclose all electronic files and records on its systems and servers. without permission; and never leave the We also recognize that CAE computers and cell phones, as well as any authorized personal cell phone, IPAD or other device, may impression that the views you express are be audited by CAE or a third party to ensure the protection of confidential information or as part of a litigation process or court the views of our company. order. To learn more, see “Information Technology” and “Employee Communications and Social Media” in our Corporate Policies and Procedures. 32

Because it matters, we make sure our decisions and actions are beyond reproach.

Our Code of Business Conduct - Because it matters / Complying with import/export controls For all export control issues, we either check Complying with our Global Export import/export Compliancy Policy or the applicable national controls policy, or speak with our Security Officer. It’s our responsibility to know the laws and customs of the regions in which we’re operating. This includes each country’s export and import laws and controls. Given that international transactions can be complex, our Export Controls group is there to help us with these dealings. Certain transactions, including those involving defence equipment, services and technical data, may require approval from the Canadian and/or foreign government. Our Export experts can help us determine whether a specific transaction needs these approvals. Keeping contracts and records in order We ensure that any contract involving CAE is in writing and executed by all parties to it. Only our Legal department can authorize side or comfort letters that aren’t part of the contract. Improper charges on government and customer contracts can result in civil and criminal liability for CAE and any employee involved. The same goes for our financial statements. It’s the responsibility of employees preparing these statements to ensure that all information is accurate and not misleading. To learn more, see “Contracts and Commitments” in our Corporate Policies and Procedures. 34

Getting help interpreting the Code Because it matters, we take the time to make sure we fully understand this Code.

Our Code of Business Conduct - Because it matters / Getting help interpreting the Code When we aren’t sure about something in the Code, we reach out to people who can help us understand and interpret the Code. Here’s a summary of the main contacts who can assist us: Never knowingly violate our Code, a policy or law because your manager Conflicts of interest Employee issues tellsInsider you to trading do so or because you What should I do if my neglected to ask for guidance. If manager asks me to you’re not comfortable speaking to perform a task that I • Supervisor • Human Resources • yourGeneral manager Counsel about his/her request believe might violate representative or you’re not satisfied with his/her • Compliance our Code or a law? answer, discuss the matter with any department resource listed on this page. • Human Resources representative • Legal department Suspected breach Legal matters Media inquiries We generally apply the highest and of the Code There’s a conflict most stringent standard. When in between what’s in doubt, please consult a member of our Code and the laws • Legal department • Public Affairs and • theSupervisor Compliance team. in the country where Global Communications • Compliance I work. What should department department I do? • Human Resources department 36